UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2023

Fundrise Midland Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 30) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Operations substantially commenced on October 25, 2016. During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”) which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 30), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

During the third quarter of 2022, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager. As of December 31, 2023 and 2022, we had raised total gross offering proceeds of approximately $115.1 million and $114.5 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.2 million and $1.6 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,226,000 and 11,177,000 of our common shares, respectively.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$14.43	Form 1-U
March 31, 2022	$14.97	Form 1-U
June 30, 2022	$14.96	Form 1-U
September 30, 2022	$15.43	Form 1-U
December 31, 2022	$12.53	Form 1-U
March 31, 2023	$12.38	Form 1-U
June 30, 2023	$12.15	Form 1-U
September 30, 2023	$11.78	Form 1-U
December 30, 2023	$11.31	Form 1-U
March 29, 2024	$11.44	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 95% from return of capital and 5% from ordinary income for the year ended December 31, 2023.

Any distributions that we make directly impacts our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 8, Distributions in our financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed; and (iv) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective October 1, 2022, to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2023 and 2022, approximately 4,383,000 and 3,213,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income through rental operations from our rental real estate properties and from our investments in equity method investees. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2023 and 2022, we had total consolidated net income (loss) of approximately $(1.8) million and $9.4 million, respectively.

Revenue

Rental Revenue

For the years ended December 31, 2023 and 2022, we earned rental revenue of approximately $8.3 million and $7.6 million, respectively, from our investments in rental real estate properties. The increase in rental revenue is primarily attributable to higher market rent from increased demand, as well as a lower amount of bad debt expense recorded during the year ended December 31, 2023.

Dividend Income

For the years ended December 31, 2023 and 2022, we earned dividend income of approximately $288,000 and $0, respectively. The increase in dividend income is directly related to dividends earned on the investments in public equity securities that were purchased and sold during the year ended December 31, 2023.

Interest Revenue

For the years ended December 31, 2023 and 2022, we earned interest revenue of approximately $0 and $772,000, respectively, from our real estate debt investments. The decrease in interest revenue is attributable to the repayment of all remaining real estate debt investments in the prior year.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $799,000 and $1.1 million, respectively. The decrease in investment management fees is directly related to a decrease in net asset value, as the investment management fee is calculated as a percentage of net asset value each quarter.

Other Income (Expense)

Equity in Earnings (Losses)

For the years ended December 31, 2023 and 2022, we had equity in earnings of approximately $1.1 million and $11.9 million from our equity method investees, respectively. The decrease in equity in earnings is attributable to the sale of two properties held by one of our equity method investees in the prior year, which accounted for approximately $11.2 million of the prior year earnings. Additionally, in 2023 one of our equity method investees experienced an increase in interest expense as a result of rising interest rates and the receipt of a supplemental propertly loan, which resulted in an overall higher outstanding principal balance during the year ended December 31, 2023.

Interest Expense

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $2.8 million and $2.5 million, respectively, on the mortgage payable for our rental real estate property. The increase is due to a new supplemental loan that closed during the year ended December 31, 2023. See Note 7, Mortgage Payable, net, in our consolidated financial statements for more information.

Gain on sale of investments in public equity securities, net

For the years ended December 31, 2023 and 2022, we recognized net gain on the sale of investments in public equity securities of approximately $90,000 and $0, respectively. The increase in gain on sale is directly related to the investments in public equity securities that were purchased and sold during the year ended December 31, 2023.

Our Investments

During the years ended December 31, 2023 and 2022, we had the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary(6)	Raleigh, NC	Multifamily	08/28/2018	(6)	(6)	$9,702,000	-	68.0%	Initial	Update 1 Update 2 Update 3

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary,” Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from the United States Department of Housing and Urban Development (“HUD”), for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on March 29, 2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date(2)	Total Commitment (3)	LTV(4)	Overview (Form 1-U)
Englewood Square Controlled Subsidiary(5)	Chicago, IL	Retail	11/02/2017	10.0%	03/23/2023	$500,000	37.0 – 41.0%	Initial	Update
RSE Lennox Controlled Subsidiary(6)	Las Vegas, NV	Multifamily	05/24/2019	9.0%	05/24/2029	$3,400,000	77.7%	Initial	Update
Audelia Controlled Subsidiary(7)	Dallas, TX	Multifamily	08/15/2019	10.0%	08/31/2029	$7,530,000	90.0%	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	On December 23, 2022, the Englewood Square Controlled Subsidiary was redeemed in full and is no longer outstanding.

(6)	On January 19, 2022, the RSE Lennox Controlled Subsidiary was redeemed in full and is no longer outstanding.

(7)	On October 19, 2022, the Audelia Controlled Subsidiary was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Orion Controlled Subsidiary (S. Akron St) (6)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update 1 Update 2
RSE Orion Controlled Subsidiary (E. Asbury Ave) (6)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update 1 Update 2
RSE Aspect Promenade Controlled Subsidiary(2)(3)(4)	Raleigh, NC	Multifamily	08/28/2018	$9,701,987	Initial	Update 1 Update 2 Update 3
EVO Controlled Subsidiary(5)	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Owned by Aspect Promenade JV, LP. All assets were acquired prior to the debt-to-equity conversion on 3/29/2019.

(3)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold The EnV Property for a sales price of approximately $110,000,000.

(4)	On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold The Aspect Property for a sales price of approximately $127,500,000.

(5)	On May 31, 2023, Northmarq Capital LLC/Freddie Mac provided a $9,090,000 supplemental loan to EVO Controlled Subsidiary.

(6)	On August 31, 2023, the Orion Controlled Subsidiary refinanced the Forest Cove Apartments. Fannie Mae / CBRE Multifamily Capital, Inc. provided a $17,323,000 senior loan refinance with a 5.54% per annum fixed interest rate and full term interest-only for five years

As of December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2023, we had deployed approximately $65.0 million for five investments and had approximately $14.3 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023, we had approximately $69.3 million of outstanding third-party debt secured by real property of our consolidated joint ventures. As of December 31, 2023, we anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet funding commitments and costs of operations for the next 12 months.

We have no outstanding unsecured, Company level debt as of April 8, 2024 and December 31, 2023. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. The past twelve months have proven to be the single most challenging year for real estate returns since the 2008 Great Financial Crisis. At the beginning of the year, economists surveyed by Bloomberg predicted there would be a recession in 2023. Likewise, we were very much in agreement with this thinking, believing that the financial markets could not survive the fastest rate hiking cycle in modern history without eventually breaking in some form or fashion. However, upon deeper analysis we concluded that the lag between the rate hiking cycle and a potential broader market downturn may take much longer than we had initially expected, with historical data suggesting that such an event on average would be more likely to occur in the middle to end of 2024 (about 8-12 months after the Federal Reserve’s last rate increase).

While there was no broader recession in 2023, what many investors may not realize is that there was in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008. Although rising interest rates dragged down real estate returns throughout the year, we believe we have reached a turning point with inflation now easing and the Federal Reserve signaling an end to rate hikes. Looking ahead, we believe that just as rising interest rates pulled real estate values down, falling interest rates will act as a strong tailwind, likely pushing real estate values higher and in turn producing potentially positive results for investors going forward. As we shift to this next phase of the Federal Reserve lowering rates, we expect there to be significant buying opportunities that will present themselves.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we had no off-balance sheet arrangements.

Recent Developments

None

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	47	Chief Executive Officer
Brandon T. Jenkins	38	Chief Operating Officer
Bjorn J. Hall	43	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	43	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins has a Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	171	*
Alison A. Staloch	-	-
All executive officers of our Manager as a group (4 persons)	683	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 7 Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

Independent Auditor’s Report

Members

Fundrise Midland Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Midland Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 8, 2024

F-2

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$14,252	$39,003
Restricted cash	86	209
Other assets, net	510	519
Investments in equity method investees	8,464	14,188
Investments in rental real estate properties, net	87,456	92,496
Total Assets	$110,768	$146,415

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$461	$356
Due to related party	187	282
Settling Subscriptions	11	-
Distributions payable	614	25,736
Redemptions payable	4,010	3,600
Rental security deposits and other liabilities	138	144
Mortgage payable, net	70,895	62,477
Total Liabilities	76,316	92,595

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 11,226,177 and 11,177,253 shares issued and 6,843,583 and 7,964,727 shares outstanding as of December 31, 2023 and 2022, respectively	64,727	78,289
Retained earnings (Accumulated deficit)	(33,513)	(30,346)
Total Members’ Equity	31,214	47,943
Non-controlling interest	3,238	5,877
Total Equity	34,452	53,820
Total Liabilities and Equity	$110,768	$146,415

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Rental revenue	$8,250	$7,617
Other revenue	1,273	1,278
Dividend income	288	-
Interest revenue	-	772
Total revenue	9,811	9,667

Expenses
Depreciation and amortization	5,184	5,177
Property operating and maintenance	3,578	3,248
Investment management fees - related party	799	1,062
General and administrative expenses	349	293
Total expenses	9,910	9,780

Other (Expense) Income
Interest Expense	(2,849)	(2,450)
Equity in earnings (losses)	1,096	11,916
Gain on sale of investments in public equity securities	90	-
Total other (expense) income	(1,663)	9,466

Net income (loss)	$(1,762)	$9,353

Less: Net income (loss) attributable to non-controlling interests	(484)	(455)
Net income (loss) attributable to controlling interests	$(1,278)	$9,808

Net income (loss) per basic and diluted common share	$(0.17)	$1.17
Weighted average number of common shares outstanding, basic and diluted	7,576,654	8,381,101

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’	Non- Controlling	Total
	Shares	Amount	Deficit)	Equity	Interests	Equity
December 31, 2021	8,303,821	$82,642	$(12,039)	$70,603	$6,837	$77,440
Proceeds from issuance of common shares	406,885	5,936	-	5,936	-	5,936
Offering costs	-	(24)	-	(24)	-	(24)
Distributions declared on common shares	-	-	(28,115)	(28,115)	-	(28,115)
Redemptions of common shares	(745,979)	(10,265)	-	(10,265)	-	(10,265)
Non-controlling interest	-	-	-	-	(505)	(505)
Net income (loss)	-	-	9,808	9,808	(455)	9,353
December 31, 2022	7,964,727	$78,289	$(30,346)	$47,943	$5,877	$53,820
Proceeds from issuance of common shares	48,924	597	-	597	-	597
Offering costs	-	(9)	-	(9)	-	(9)
Distributions declared on common shares	-	-	(1,889)	(1,889)	-	(1,889)
Redemptions of common shares	(1,170,068)	(14,150)	-	(14,150)	-	(14,150)
Non-controlling interest	-	-	-	-	(2,155)	(2,155)
Net income (loss)	-	-	(1,278)	(1,278)	(484)	(1,762)
December 31, 2023	6,843,583	$64,727	$(33,513)	$31,214	$3,238	$34,452

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flowss

(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net income (loss)	$(1,762)	$9,353
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,184	5,177
Above-market debt amortization	(420)	(420)
Amortization of deferred financing costs	71	46
Equity in (earnings) losses	(1,096)	(11,916)
Bad debt expense	19	234
Return on investment from equity method investees	364	878
Interest revenue received in kind, net	-	1,411
(Gain) on sale of investments in public equities securities	(90)	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	-	63
Net (increase) decrease in other assets	(9)	(370)
Net increase (decrease) in accounts payable and accrued expenses	105	(146)
Net increase (decrease) in due to related party	(95)	39
Net increase (decrease) in rental security deposits and other liabilities	(6)	(165)
Net cash provided by (used in) operating activities	2,265	4,184
INVESTING ACTIVITIES:
Repayments of real estate debt investments	-	11,430
Investment in equity method investees	(526)	(1,551)
Distributions of capital from equity method investees	6,982	18,612
Capital expenditures related to rental real estate properties	(144)	(11)
Distributions paid to non-controlling interests from rental real estate properties	(2,155)	(505)
Investment in public equity securities	(6,992)	-
Sale of public securities	7,082	-
Release of deposits	-	2,000
Net cash provided by (used in) investing activities	4,247	29,975
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	597	5,897
Proceeds from mortgage principal	9,090	-
Repayment of mortgage principal	(89)	(85)
Payment of deferred financing fees	(235)	-
Redemptions paid	(13,740)	(8,148)
Distributions paid	(27,011)	(3,759)
Proceeds from settling subscriptions	11	-
Offering costs paid	(9)	(24)
Net cash provided by (used in) financing activities	(31,386)	(6,119)

Net increase (decrease) in cash and cash equivalents and restricted cash	(24,874)	28,040
Cash and cash equivalents and restricted cash, beginning of period	39,212	11,172
Cash and cash equivalents and restricted cash, end of period	$14,338	$39,212

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Settlement of settling subscriptions	$-	$39

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – mortgage payable	$3,144	$2,824

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. The Company may also invest in real estate-related debt securities and other real estate-related assets where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. As of December 31, 2023 and 2022, we held substantially all of our assets directly and had no active operating partnerships or any taxable REIT subsidiaries or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified $75.0 million of shares on July 30, 2021 which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of December 31, 2023 and 2022, after redemptions, the Company had net common shares outstanding of approximately 6,844,000 and 7,965,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2023 and 2022, the Sponsor owned 600 common shares. In addition, as of December 31, 2023 and 2022, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares, at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2023 and 2022, third parties had purchased approximately 161,000 and 112,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.2 million and $1.6 million, respectively. As of December 31, 2023 and 2022, the total amount of equity issued by the Company on a gross basis was approximately $115.1 million and $114.5 million, respectively. These amounts were offered at a $11.78 and $15.43 per share price, respectively.

F-7

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company reports non-controlling interest in subsidiaries as equity in the consolidated financial statements and accounts for all transactions between the Company and non-controlling owners as equity transactions.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2023 and 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

F-8

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2023 and 2022.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the years ended December 31, 2023 and 2022, the Company directly incurred offering costs of approximately $9,000 and $24,000, respectively. No directly incurred offering costs were payable as of December 31, 2023 and 2022.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

F-9

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to rental real estate properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Buildings and building improvements	20 – 30 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2023 and 2022, no such impairment occurred.

F-10

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities will be carried at cost less any impairment, and will be reevaluated at each reporting period or when a readily determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

As of December 31, 2023, and 2022, we have no investments in public equity securities.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of December 31, 2023 and 2022.

As of December 31, 2023, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method when appropriate, over the holding period of the investment, and is included in interest revenue.

F-11

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, parking fees, and money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Dividend income consists of dividends earned on investments in public equity securities and is recorded on an accrual basis. Interest revenue consists of interest earned on investments in debt securities and is recorded on an accrual basis. Other revenue consists of interest earned on bank accounts and money market dividend revenue, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.  The Company is evaluating the standard to determine its impact on the Company’s disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-12

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
Beginning balance	$14,188		$20,210
Additional investments in equity method investees	526		1,551
Distributions received	(7,346)		(19,489)
Equity in earnings (losses) of equity method investees	1,096	(1)	11,916
Ending balance	$8,464		$14,188

(1)	The Company’s equity in net income (loss) of investee is comprised of a $897,000 gain that is the result of distributions in excess of equity investment in the CWP Forest Cove JV, LLC entity.

As of December 31, 2023 and 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 90.0% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(2)	Acquired in 2018, a 14.0% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC. On August 12, 2022, the Aspect Promenade JV, LP sold The EnV Property for a sales price of approximately $110.0 million. Proceeds from the sale totaled approximately $70.6 million, net of repayment of approximately $37.6 million of outstanding senior loans and closing costs of approximately $2.2 million. Our distribution received from the sale totaled approximately $9.9 million. On September 14, 2022, the Aspect Promenade JV, LP sold The Aspect Property for a sales price of approximately $127.5 million. Proceeds from the sale totaled approximately $74.7 million, net of repayment of $50.7 million of outstanding senior loans, and closing costs of approximately $2.0 million. Our distribution received from the sale totaled approximately $7.8 million. The Aspect Promenade JV, LP continues to own and operate Sterling Town Center.

(3)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2023 and 2022, the carrying value of the Company’s equity method investment in National Lending was approximately $7.0 million and $6.7 million, respectively. See Note 10, Related Party Arrangements for further information regarding National Lending.

F-13

As of and for the year ended December 31, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2023	As of December 31, 2022
Real estate assets, net	$77,100	$79,079
Other assets(1)	74,059	70,927
Total assets	151,159	150,006

Mortgage notes payable, net	$64,171	$57,745
Other liabilities	1,004	884
Equity	85,984	91,377
Total liabilities and equity	151,159	150,006
Company’s equity investment, net	$8,464	$14,188

(1)	As of December 31, 2023 and 2022, approximately $57.3 million and $41.0 million of Other assets are promissory notes receivable from other eREITs held by the Company's equity method investment in National Lending, respectively. See Note 10, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
Total revenue	$14,138		$23,290
Total expenses	9,957		24,372
Total gain on sale of real estate	-		113,996
Net income	4,181		112,914
Company’s equity in earnings of investee	$1,096	(2)	$11,916	(1)

(1)	The Company’s equity in net income of investee is largely comprised of the Company’s share of a $114.0 million gain on sale of real estate recorded by the Aspect Promenade JV LP.
(2)	The Company’s equity in net income (loss) of investee is comprised of a $897,000 gain that is the result of distributions in excess of equity investment in the CWP Forest Cove JV, LLC entity.

4.	Investments in Public Equity Securities

During the years ended December 31, 2023 and 2022, we purchased approximately 538,000 and 0 shares in investments in public equity securities, respectively. As of December 31, 2023, both investments in public securities were sold. The net realized gain was recognized as “Other income” in the Consolidated Statement of Operations for the year ended December 31, 2023. No investments in public equity securities are held as of December 31, 2023 or 2022.

The following table summarizes the proceeds and gross realized gains and losses from public equity securities for the year ended December 31, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Public equity securities	$90	$-	$7,082
Total	$90	$-	$7,082

F-14

5.	Real Estate Debt Investments

As of December 31, 2023 and 2022, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$-	$12,841
Investments (1)	-	-
Interest revenue received in kind, net	-	(1,411)
Principal repayments (2)	-	(11,430)
Ending balance	$-	$-

(1)	No new real estate debt investments were acquired during the year ended December 31, 2023 or 2022.

(2)	As of December 31, 2022, principal repayments include full repayment from three preferred equity investments.

As of December 31, 2022, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented with “Real estate debt investments” in these consolidated financial statements.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2022, all investments were considered to be performing. There were no real estate debt investments held as of December 31, 2023. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-15

6.	Investments in Rental Real Estate Properties, net

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land	$16,117	$16,117
Building and building improvements	86,577	86,577
Site improvements	4,003	3,871
Furniture, fixtures and equipment	1,641	1,629
Total gross investment in rental real estate properties	$108,338	$108,194
Less: Accumulated depreciation	(20,882)	(15,698)
Total investment in rental real estate properties, net	$87,456	$92,496

As of December 31, 2023 and 2022, we had invested in one rental real estate property, which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC (“FR Interwest EVO”) for an initial purchase price of $37.8 million. FR Interwest EVO used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada for a total purchase price of approximately $106.5 million.

For the years ended December 31, 2023 and 2022, the Company recognized approximately $5.2 million of depreciation expense on rental real estate properties.

7.	Mortgage Payable, net

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2023 and 2022 (dollar amounts in thousands):

Borrower(s)	Loan Amount	Effective Date	Maturity Date	Interest Rate	Balance as of December 31, 2023		Balance as of December 31, 2022
FR-ICG EVO Owner LLC(1)	$55,092	11/01/18	11/01/28	4.58%	$57,121	(3)	$57,541	(4)
FR-ICG EVO Owner LLC(2)	$5,437	12/20/19	11/01/28	4.99%	$5,114		$5,203
FR-ICG EVO Owner LLC(5)	$9,090	05/31/23	11/01/28	6.98%	$9,090		$-

(1)	The $55.1 million senior mortgage loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

(2)	The $5.4 million supplemental mortgage loan requires monthly, interest and principal payments until maturity, at which time the entire outstanding principal balance becomes due.

(3)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $2.0 million as of December 31, 2023.

(4)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $2.4 million as of December 31, 2022.

(5)	The $9.1 million supplemental loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $3.2 million and $2.8 million, respectively, related to mortgage notes payable. Approximately $294,000 and $240,000 of current interest was payable to the lenders as of December 31, 2023 and 2022, respectively, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

Loan costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of December 31, 2023 and 2022, total loan costs incurred were approximately $649,000 and $405,000, respectively. Unamortized loan costs totaled approximately $430,000 and $267,000 as of December 31, 2023 and 2022, respectively, and are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the years ended December 31, 2023 and 2022, amortization of loan costs was approximately $71,000 and $46,000, respectively, and is included within interest expense in the consolidated statements of operations.

F-16

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2023 (amounts in thousands):

Year	Amount
2024	93
2025	98
2026	103
2027	108
Thereafter	68,894
Total	$69,296

As of December 31, 2023 and 2022, approximately $2.0 million and $2.4 million of above-market debt value, net, is included within Mortgage payable, net on the consolidated balance sheets. Above-market debt value is amortized as an adjustment to interest expense over the term of the mortgage note. For the years ended December 31, 2023 and 2022, amortization of above-market debt value was approximately $420,000, and is included in interest expense in the consolidated statements of operations.

8.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the years ended December 31, 2023 and 2022, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $1.9 million and $28.1 million (1), respectively, which included approximately $0 and $25.0 million of additional dividends resulting from excess Company cash.

(1)	On December 29, 2022, the Manager of the Company declared a distribution of $3.0274538672 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The Additional December 31, 2022 Dividend was distributed to shareholders in order to both comply with real estate investment trust distribution requirements and return excess Company cash to shareholders.

Of these amounts, approximately $66,000 and $63,000 in distributions were declared to related parties for the years ended December 31, 2023 and 2022, respectively. Of the distributions declared during the years ended December 31, 2023 and 2022, approximately $1.3 and $2.4 million were paid or reinvested, respectively. Approximately $614,000 and $25.7 million remained payable as of December 31, 2023 and 2022, respectively.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

F-17

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, and mortgage payable. With the exception of mortgage payable, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of December 31, 2023 and 2022, the mortgage payable principal balance was approximately $70.9 million and $62.5 million, respectively, and the aggregate fair value was approximately $66.8 million and $57.8 million, respectively.

The aggregate fair value of our mortgage payable is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. For the years ended December 31, 2023 and 2022, the discount rate utilized was approximately 5%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2023 and 2022, the Manager incurred approximately $0 and $5,000 of operational costs on our behalf. As of December 31, 2023 and 2022 approximately $0 and $1,000, respectively, was due and payable.

F-18

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2023 and 2022, we have incurred investment management fees of approximately $800,000 and $1.1 million, respectively. As of December 31, 2023 and 2022, approximately $187,000 and $272,000, respectively, of investment management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2023 and 2022, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2023 and 2022, no disposition fees were incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2023 and 2022, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2023 and 2022, fees of approximately $13,000 and $11,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2023 and 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2023 and, 2022.

F-19

For the years ended December 31, 2023 and 2022, the Sponsor incurred approximately $71,000 and $64,000 of operational costs on our behalf. As of December 31, 2023 and 2022, approximately $0 and $9,000 of operational costs were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023 and 2022, the Company has contributed approximately $6.4 million and $6.4 million for a 9.91% and 9.96% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager.

During the years ended December 31, 2023 and 2022, the Company did not enter into any promissory notes with National Lending and we had no outstanding promissory notes.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 8, 2024, for potential recognition or disclosure and noted no items requiring adjustments of the consolidated financial statements or additional disclosures.

F-20

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-K on April 24, 2023)
4.1*	Form of Subscription Package (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on April 8, 2024.

Fundrise Midland Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 8, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 8, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)